AB 6/3

06008755

SECURIT... ...SSION
Washington. D.C. 20549

OMB APPROVAL
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SEC FILE NUMBER
8-12242

ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/05 (MM/DD/YY) AND ENDING 03/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Daiwa Securities America Inc.

PROCESSED
JUN 2 6 2006
THOMSON
FINANCIAL

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Financial Square- 32 Old Slip
(No. and Street)

New York	New York	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alexander Yannotti 212-612-6322
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name - if individual, state last, first, middle name)

345 Park Avenue	New York	New York	10154
(Address)	(City)	(State)	(Zip Code)

SEC MAIL PROCESSING RECEIVED
MAY 2 6 2006
WASH, D.C. 185 SECTION

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement offacts and circumstances relied on as the basis for the exemption. See Section 240. 1 7a-5(e)(2).*

SEC 1410 (06-02)
13216 FORM X-17a-5 PART III

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMS control number.

DAIWA SECURITIES AMERICA INC.
(A Wholly Owned Subsidiary of Daiwa America Corporation)

Statement of Financial Condition and Supplementary Schedules

March 31, 2006

Pursuant to Rule 17a-5 and Regulation 1.10
(Public)

(With Independent Auditors' Report Thereon)

DAIWA

Daiwa Securities America Inc.

Financial Square • 32 Old Slip • New York, NY 10005-3538

Tel: (212) 612-7000 Fax:(212) 612-7100

Contents of Report

This report ** contains (check all applicable boxes)

■ (a) Facing Page.
■ (b) Statement of Financial Condition.
□ (c) Statement of Income.
□ (d) Statement of Cash Flows.
□ (e) Statement of Changes in Stockholders' Equity.
□ (f) Statement of Changes in Subordinated Borrowings.
■ (g) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1.
■ (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
■ (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers under Rule 15c3-3.
□ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3.
□ (k) A Reconciliation Between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation.
■ (l) An oath or Affirmation.
□ (m) A Copy of the SIPC Supplemental Report.
□ (n) A Report Describing any Material Inadequacies Found to Exist or Found to Have Existed Since the Date of the Previous Audit.
■ (o) Independent Auditor's Report on Internal Accounting Control.
■ (p) Supplementary Schedules, pursuant to CFTC Regulations.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

DAIWA

Financial Square • 32 Old Slip • New York, NY 10005-3538

Daiwa Securities America Inc.

Tel: (212) 612-7000 Fax:(212) 612-7100

May 23, 2006

State of New York }
} ss:
County of New York }

We, the undersigned, officers of Daiwa Securities America Inc., affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplementary schedules as of March 31, 2006, are true and correct. We further affirm that accounts of officers and directors are included in receivable from and payable to customers and, in the aggregate, are not significant.

In addition, as members or allied members of the New York Stock Exchange, Inc., we affirm that the attached financial statements and supplementary schedules as of March 31, 2006, will promptly be made available to those Daiwa Securities America Inc. members and allied members whose signatures do not appear below.

Koji Takeuchi
Co-President and Co-Chief Operating Officer

Richard G. Beggs
Co-President and Co-Chief Operating Officer

Alexander Yannotti
Executive Vice President,
Chief Financial Officer and Treasurer

MADELINE GAIR
Notary Public, State of New York
No. 01GA6023311
Qualified in Queens County
Commission Expires April 19, 2007

Subscribed and Sworn to
before me this 23rd day of May 2006

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report

The Stockholder of
Daiwa Securities America Inc.:

We have audited the accompanying statement of financial condition of Daiwa Securities America Inc. (a wholly owned subsidiary of Daiwa America Corporation) (the Company) as of March 31, 2006, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 of the Commodity Exchange Act. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Daiwa Securities America Inc. as of March 31, 2006, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the statement of financial condition taken as a whole. The information contained in schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the statement of financial condition, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act. Such information has been subjected to the auditing procedures applied in the audit of the statement of financial condition and, in our opinion, is fairly stated in all material respects in relation to the statement of financial condition taken as a whole.

KPMG LLP

May 23, 2006

DAIWA SECURITIES AMERICA INC.
(A Wholly Owned Subsidiary of Daiwa America Corporation)

Statement of Financial Condition

March 31, 2006

(In thousands, except per share data)

Assets

Cash and cash equivalents	$	117,379
Cash and securities segregated for regulatory purposes		113,199
Securities purchased under agreements to resell		17,509,002
Securities borrowed		4,421,055
Securities owned, at fair value		1,496,870
Receivable from brokers, dealers, and clearing organizations		198,680
Receivable from affiliates		18,515
Office furniture, equipment, and leasehold improvements, at cost, less accumulated depreciation and amortization of $35,798		10,543
Exchange memberships, at cost (market value, $8,395)		2,001
Other assets		111,229
Total assets	$	23,998,473

Liabilities and Stockholder's Equity

Liabilities:		
Securities sold under agreements to repurchase	$	20,182,723
Securities loaned		1,977,228
Securities sold, but not yet purchased, at fair value		725,112
Payable to brokers, dealers, and clearing organizations		574,765
Payable to customers		48,075
Loans payable		15,179
Payable to affiliates		2,282
Accounts payable and accrued liabilities		133,965
		23,659,329
Subordinated borrowings		200,000
Total liabilities		23,859,329
Stockholder's equity:		
Common stock, no par value, stated value $25,000 per share. Authorized 6,640 shares; issued and outstanding 4,000 shares		100,000
Additional paid-in capital		4,402
Retained earnings		34,742
Total stockholder's equity		139,144
Total liabilities and stockholder's equity	$	23,998,473

See accompanying notes to statement of financial condition

(1) Organization

Daiwa Securities America Inc. (the Company) is a wholly owned subsidiary of Daiwa America Corporation (the Parent). The Parent is a wholly owned subsidiary of Daiwa Securities Group Inc. (Daiwa Tokyo), a Japanese holding company. A majority owned subsidiary of Daiwa Tokyo, Daiwa Securities SMBC Co. Ltd. (DS SMBC), operates as a registered Japanese securities firm and clears transactions for the Company in Japan.

The Company is a registered broker-dealer and futures commission merchant and is a member of the New York Stock Exchange, Inc., the National Association of Securities Dealers, Inc., and other principal exchanges. The Company's activities include brokerage, trading of various securities primarily in U.S. and Japanese markets, and investment banking.

(2) Summary of Significant Accounting Policies

Cash and cash equivalents include cash in banks and investments in overnight money market mutual funds.

Securities purchased under agreements to resell (reverse repurchase agreements or resale agreements) and securities sold under agreements to repurchase (repurchase agreements) are collateralized financing transactions. The agreements provide that the transferor will receive substantially the same securities in return at the maturity of the agreement and that the transferor obtain from the transferee sufficient cash or collateral to purchase such securities during the term of the agreement. These transactions are carried at their contract price plus accrued interest.

Securities borrowed and loaned result from transactions with other broker-dealers or financial institutions and are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash with the lender. Securities loaned transactions require the borrower to deposit cash with the Company.

Securities owned, securities sold, but not yet purchased, and open futures contracts are valued at fair value. Principal transactions, commission revenues, and related expenses are recorded on a trade-date basis.

Office furniture and equipment are depreciated on a straight-line basis over their estimated useful lives. Leasehold improvements are amortized over the lesser of their useful lives or the term of the related lease.

The Parent allocates to the Company its proportionate share of the consolidated Federal and combined state and local tax liabilities on a separate-company basis. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the statement of financial condition's carrying amounts of existing assets and liabilities and their respective tax bases. A valuation allowance is established if, based on all available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

In the normal course of its business, the Company engages in buying and selling securities denominated in foreign currencies. The Company enters into foreign currency exchange contracts to minimize the risk of foreign currency fluctuations. Foreign currency assets and liabilities are revalued at the current spot rate. Foreign exchange contracts are revalued at the forward rate to maturity.

The Company's statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America and prevailing industry practice, both of which require the use of management's best judgment of estimates. Estimates, including the fair value of instruments, may vary from actual results. Management does not believe that actual results will differ materially from these estimates.

(3) Cash and Securities Segregated for Regulatory Purposes

Cash of $35,234,000 is segregated in accordance with the Commodity Exchange Act. This balance represents funds deposited by customers and funds accruing to customers as a result of trades or contracts.

Cash of $77,965,000 is segregated in special reserve bank accounts for the exclusive benefit of customers under Rule 15c3-3 of the Securities Exchange Act.

(4) Securities Purchased and Sold under Agreements to Resell and Repurchase

Securities purchased and sold under agreements to resell and repurchase are accounted for as collateralized financing transactions and are recorded at contract price plus accrued interest. It is the policy of the Company to obtain possession of collateral with market values equal to or in excess of the principal amount loaned under resale agreements. Collateral is valued daily, and the Company may require counterparties to deposit additional collateral when appropriate. As of March 31, 2006, the Company has accepted securities with market values of approximately $27,392,000,000 under resale agreements and pledged securities with market values of approximately $29,957,000,000 under repurchase agreements, prior to the application of FASB Interpretation No. 41, *Offsetting of Amounts Related to Certain Repurchase and Reverse Repurchase Agreements* (FIN 41). The securities pledged are made up of securities received from resale agreements, borrow transactions, and from proprietary securities. Reverse repurchase agreements and repurchase agreements are reported net by counterparty when permitted under FIN 41. At March 31, 2006, the Company's assets and liabilities were netted by approximately $10,020,000,000 as a result of the application of FIN 41.

As of March 31, 2006, the Company has the right to sell or repledge substantially all of the securities it has received under its resale agreements. Of this amount, substantially all were repledged as of March 31, 2006. These repledged securities have been used in the normal course of business.

(5) Securities Borrowed and Securities Loaned

Securities borrowed and securities loaned transactions are reported as collateralized financing transactions and are recorded at the amount of cash collateral advanced or received by the Company. Securities borrowed transactions require the Company to deposit cash with the lender. With respect to securities loaned, the Company receives collateral in the form of cash in an amount generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary. As of March 31, 2006, the Company has received securities with a market value of approximately $4,297,000,000 related to its securities borrowed transactions and pledged approximately $1,918,000,000 related to its securities loaned transactions.

As of March 31, 2006, the Company has the right to sell or repledge substantially all of the securities it has received under its securities borrowed transactions. The Company repledged substantially all of these securities as of March 31, 2006. These repledged securities have been used in the normal course of business.

(6) Receivable from and Payable to Brokers, Dealers, and Clearing Organizations

At March 31, 2006, amounts receivable from and payable to brokers, dealers, and clearing organizations consisted of the following (in thousands):

Receivable from brokers, dealers, and clearing organizations:		
Securities failed to deliver	$	128,187
Clearing organizations		68,770
Other		1,723
	$	198,680
Payable to brokers, dealers, and clearing organizations:		
Net payable for trades pending settlement	$	449,777
Securities failed to receive		121,637
Other		3,351
	$	574,765

(7) Securities Owned and Securities Sold, but Not Yet Purchased

At March 31, 2006, securities owned and securities sold, but not yet purchased, consisted of the following (in thousands):

Securities owned, at fair value:		
U.S. Government and agency obligations	$	1,405,394
Corporate stock		70,952
Options		14,602
Other		5,922
	$	1,496,870
Securities sold, but not yet purchased, at fair value:		
U.S. Government and agency obligations	$	629,958
Corporate stock		89,905
Options		5,249
	$	725,112

The Company's counterparties to its repurchase agreements have the right by contract or custom to sell or repledge the Company's pledged proprietary securities. As of March 31, 2006, the Company has pledged approximately $1,307,274,000 of proprietary securities owned related to the Company's repurchase agreements.

(8) Receivable from and Payable to Customers

Receivable from and payable to customers primarily relate to securities and futures transactions. These receivables are typically collateralized by securities, the value of which is not reflected in the accompanying statement of financial condition.

(9) Loans Payable

Loans payable is primarily a term loan from a major financial institution at a rate of 5.18% which is due April 21, 2006. The loan is primarily used to finance the Company's securities operations. This loan was renewed upon maturity.

In addition, the Company has a $25,000,000 letter of credit issued by a third party bank on the Company's behalf. As of March 31, 2006, this letter of credit has not been drawn down and is used to reduce collateral pledged related to repurchase agreements with the counterparty.

(10) Subordinated Borrowings

As of March 31, 2006, the Company has two subordinated notes payable to the Parent of $150,000,000 and $50,000,000, which are due on May 31, 2007 and April 3, 2008, respectively. Both of the notes are treated as equity, as defined under the Uniform Net Capital Rule 15c3-1 of the Securities Exchange Act (Rule 15c3-1). Repayment of the loan is contingent upon the Company being compliant with certain net capital requirements of both the Securities and Commodities Exchange Acts.

Each of the notes bear interest at rates based on the London InterBank Offered Rate (LIBOR) plus 25 basis points. These liabilities are subordinated to the claims of general creditors of the Company and have been approved as regulatory capital and, accordingly, are included as net capital by the Company in computing net capital under Rule 15c3-1.

(11) Commitments, Contingencies, and Guarantees

The Company leases and subleases office space under noncancelable lease agreements expiring at various dates through the year ending March 31, 2011. The occupancy leases are subject to escalation based on certain costs incurred by the landlord. Minimum rentals, excluding escalation, under these lease agreements are approximately as follows (in thousands):

	Occupancy leases	Subleases
Year ending March 31:		
2007	$ 6,032	$ 1,840
2008	5,696	1,840
2009	5,584	1,840
2010	5,584	1,840
2011	2,204	767

The Company is involved in litigation arising in the normal course of business. Based upon discussions with counsel, it is management's opinion that these actions will not have a material adverse effect on the financial condition of the Company.

In the normal course of business, the Company provides guarantees to securities clearinghouses and exchanges. These guarantees are generally required under the standard membership agreements, such that members are required to guarantee the performance of other members. To mitigate these performance risks, the exchanges and clearinghouses often require members to deposit collateral. The Company's obligation under such guarantees could exceed the collateral amounts posted; however, the potential for the Company to be required to make payments under such guarantees is deemed remote.

(12) Net Capital Requirements

The Company is a registered U.S. broker-dealer and futures commission merchant subject to Rule 15c3-1 of the Securities Exchange Act and Regulation 1.17 of the Commodity Exchange Act, which specifies uniform minimum net capital requirements, as defined, for their registrants. The Company has elected to use the alternative method of computing net capital, permitted by Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, of the excess margin collected on reverse repurchase transactions, plus the greatest of:

a. $250,000;

b. 2% of aggregate debit balances arising from customer transactions, as defined; or

c. 8% of customer margin requirements and 4% of noncustomer margin requirements pursuant to the Commodity Exchange Act, and the regulations thereunder.

The Company is also subject to the minimum net capital requirements of all self regulatory organizations of which it is a member. The firm is a clearing member of the Chicago Mercantile Exchange (CME) which requires all clearing members to maintain minimum net capital of $2,500,000. Additionally, equity capital may not be withdrawn or cash dividends paid if resulting net capital would be less than the greater of 120% of the CME requirement, 5% of aggregate debits, or 110% of (c) above. At March 31, 2006, the Company had net capital of $193,734,000, which was $191,234,000 in excess of the minimum net capital required under Rule 15c3-1.

(13) Income Taxes

The Company has a deferred tax asset of approximately $1,353,000 as of March 31, 2006, which primarily relates to employee deferred compensation and legal reserves. The Company has established a full valuation allowance for the deferred tax asset due to its uncertain realization.

(14) Related Party Transactions

In conducting its business, the Company engages in transactions with the Parent and affiliated companies. These transactions include, but are not limited to, providing investment advisory services and executing trades in local markets. In addition, the Company executes loans and enters into reverse repurchase and

repurchase agreements with its affiliates. The following amounts are included in the accompanying statement of financial condition (in thousands):

Assets:		
Securities purchased under agreements to resell	$	2,559,767
Securities borrowed		466,927
Receivable from brokers, dealers, and clearing organizations		221
Receivable from affiliates		18,515
Other assets		765
Liabilities:		
Securities sold under agreements to repurchase		2,870,291
Securities loaned		539,477
Payable to brokers, dealers, and clearing organizations		997
Payable to affiliates		2,282
Accounts payable and accrued liabilities		6,376
Subordinated borrowings		200,000

(15) Retirement Plan

All local employees are eligible for participation in the Company's retirement plan (the Plan) after six months of service. The Plan, established June 1, 1985 and amended October 1, 1989, is a profit-sharing plan qualifying under Section 401(a) of the Internal Revenue Code of 1986 (the Code), as amended, and includes a cash or deferred arrangement qualifying under Sections 401(k) and (m) of the Code. The Company contributes 3% of the employees' earnings as defined by the Plan. Additional amounts of earnings can be contributed by management, at their discretion.

(16) Off-Balance-Sheet Market Risk and Concentration of Credit Risk

(a) Market Risk

In the normal course of its operations, the Company enters into various contractual commitments involving forward settlement. These include financial futures contracts, options contracts, and commitments to buy and sell securities and foreign currencies. Commitments involving future settlement give rise to market risk, which represents the potential loss that can be caused by a change in the market value of a particular financial instrument.

The Company monitors and manages its market risk exposure by reviewing the effectiveness of hedging strategies and setting market risk limits. The Company's policy is to take possession of securities purchased under agreements to resell and securities borrowed and maintain these securities with its custodian. The Company monitors the market value of the assets acquired to ensure their adequacy as compared to the amount at which the securities will be subsequently resold, as specified in the respective agreements. The agreements provide that, where appropriate, the Company may require the delivery of additional collateral.

The Company records all contractual commitments involving future settlement at fair value.

Futures contracts are executed on an exchange and cash settlement is made on a daily basis for market movements. Margin on futures contracts is included in receivable/payable to brokers, dealers, and clearing organizations. Options are recorded at fair value in the statement of financial condition. Fair value of the options is the unrealized gains or losses on the contract and is recorded in securities owned and securities sold, but not yet purchased.

(b) Concentrations of Credit Risk

Credit risk is measured by the loss that the Company would record if its counterparties failed to perform pursuant to terms of contractual commitments. Management of credit risk involves a number of considerations, such as the financial profile of the counterparty, specific terms and duration of the contractual agreement, market fluctuations, and the value of collateral held, if any. The Company has established various procedures to manage credit exposure, including initial credit approval, credit limits, collateral requirements, rights of offset, and continuous oversight.

The Company regularly transacts business with, and owns securities issued by, a broad range of corporations, governments and agencies, and other financial institutions. The Company also enters into collateralized financing agreements in which it extends short-term credit, primarily to major financial institutions including major U.S. and non-U.S. commercial banks, investment banks, and affiliates.

The Company generally controls access to the collateral pledged by the counterparties, which consists largely of securities issued by the U.S. Government or its agencies. The value and adequacy of the collateral are continually monitored. Consequently, the risk of credit loss from counterparties' failure to perform in connection with collateralized lending activities is minimal.

Remaining concentrations arise principally from financial or contractual commitments involving future settlements, fixed-income securities, and equity securities. Concentrations are diverse with respect to geographic locations and industries of counterparties. North America and the Pacific Rim represent the largest concentrations geographically. Among types of industries, U.S.-based and international financial institutions represent the largest group of counterparties.

Substantially all of the Company's cash and securities positions are either held as collateral by its clearing brokers and banks against various margin obligations of the Company or deposited with such clearing brokers and banks for safekeeping purposes.

(17) Fair Value Information

All of the Company's financial instruments are stated at fair value, except for securities purchased under agreements to resell, securities sold under agreements to repurchase, securities borrowed, securities loaned, loans payable, and subordinated borrowings, which are stated at their contract values. The contract value for these financial instruments are considered to approximate fair value as they are short term in nature, bear interest at current market rates, or are subject to repricing.

(18) Exchange Membership Shares

The Company is a clearing member of the Chicago Mercantile Exchange. The CME requires all clearing members to own a minimum amount of equity shares. During the fiscal year, the CME reduced the amount of shares required to be held by the Company from 51,045 to 24,000. The Company has sold 27,045 shares no longer required to be held. The remaining shares are being carried at their cost basis of approximately $288,000.

On March 7, 2006, the New York Stock Exchange (NYSE) merged with Archipelago Holdings and began trading as a public company. NYSE seat owners were given a choice of shares in the new company, cash, or a combination of both in exchange for their seats. The Company opted for and received $300,000 in cash and 80,177 shares of the new company (NYX) at a cost of $65.18. The Company is restricted from selling the shares during a three year restriction period which is reduced by one third annually for the three years.

BROKER OR DEALER
DAIWA SECURITIES AMERICA INC. as of 03/31/06

COMPUTATION OF NET CAPITAL

1. Total ownership equity (from Statement of Financial Condition – Item 1800)			$ 139,144,000
2. Deduct: Ownership equity not allowable for Net Capital			( )
3. Total ownership equity qualified for Net Capital			139,144,000
4. Add:			
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			200,000,000
B. Other (deductions) or allowable credits (List)			
5. Total capital and allowable subordinated liabilities			$ 339,144,000
6. Deductions and/or charges:			
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)		$ 87,557,000	
1. Additional charges for customers' and non-customers' security accounts			
2. Additional charges for customers' and non-customers' commodity accounts			
B. Aged fail-to-deliver:		81,000	
1. number of items	2		
C. Aged short security differences-less reserve of	$		
number of items			
D. Secured demand note deficiency			
E. Commodity futures contracts and spot commodities – proprietary capital charges		742,000	
F. Other deductions and/or charges		31,292,000	
G. Deductions for accounts carried under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x)			
H. Total deductions and/or charges			(119,672,000)
7. Other additions and/or allowable credits (List)			
8. Net Capital before haircuts on securities positions			$ 219,472,000
9. Haircuts on securities: (computed, where applicable, pursuant to 15c3-1(f)):			
A. Contractual securities commitments		$	
B. Subordinated securities borrowings			
C. Trading and investment securities:			
1. Bankers' acceptances, certificates of deposit and commercial paper			
2. U.S. and Canadian government obligations		13,209,000	
3. State and municipal government obligations			
4. Corporate obligations			
5. Stocks and warrants		7,174,000	
6. Options		1,271,000	
7. Arbitrage			
8. Other securities		2,269,000	
D. Undue concentration			
E. Other (List)		1,815,000	(25,738,000)
10. Net Capital			$ 193,734,000

The above computation does not differ materially from the computation included in the Company's FOCUS Form X-17A-5 Part II filed on April 26, 2006.

BROKER OR DEALER
DAIWA SECURITIES AMERICA INC. as of 03/31/06

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimal net capital required (6-2/3% of line 19)		$
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)		$
13. Net capital requirement (greater of line 11 or 12)		$
14. Excess net capital (line 10 less 13)		$
15. Excess net capital at 1000% (line 10 less 10% of line 19)		$

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition		$
17. Add:		
A. Drafts for immediate credit	$	
B. Market value of securities borrowed for which no equivalent value is paid or credited	$	
C. Other unrecorded amounts (List)	$	$
18. Deduct: Adjustment based on deposits in Special Reserve Bank Accounts (15c3-1(c)(1)(vii)		$
19. Total aggregate indebtedness		$
20. Percentage of aggregate indebtedness to net capital (line 19 divided by line 10)		%
21. Percentage of aggregate indebtedness to net capital after anticipated capital withdrawals (line 19 divided by line 10 less item 4880 page 12)		%

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$ 888,000
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	$ 2,500,000
24. Net capital requirement (greater of line 22 to 23)	$ 2,500,000
25. Excess net capital (line 10 less 24)	$ 191,234,000
26. Percentage of Net Capital to Aggregate Debits (line 10 divided by line 17 page 8)	% 1,750.77
27. Percentage of Net Capital, after anticipated capital withdrawals, to Aggregate Debits (item 10 less item 4880 page 12 divided by line 17 page 8)	% 1,750.77
28. Net capital in excess of the greater of: 5% of combined aggregate debit items or 120% of minimum net capital requirement	$ 189,984,000

OTHER RATIOS

Part C

29. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)	%
30. Options deductions/Net Capital ratio (1000% test) total deductions exclusive of liquidating equity under Rule 15c3-1(a)(5), (a)(7) and (c)(2)(x) divided by Net Capital	%

The above computation does not differ materially from the computation included in the Company's FOCUS Form X-17A-5 Part II filed on April 26, 2006.

DAIWA SECURITIES AMERICA INC.

Schedule of Nonallowable Assets

March 31, 2006

(in thousands)

Nonmarketable securities	$	5,761
Receivable from brokers, dealers, and clearing organizations		127
Receivable from affiliates		8,206
Office furniture, equipment, and leasehold improvements		10,543
Exchange memberships		2,001
Receivable from customers		5
Other		60,914
Total nonallowable assets	$	87,557

The above computation does not differ materially from the computation included in the Company's FOCUS Form X-17A-5 Part II filed on April 26, 2006

BROKER OR DEALER
DAIWA SECURITIES AMERICA INC. as of 03/31/06

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALERS UNDER RULE 15c3-3

CREDIT BALANCES		
1. Free credit balances and other credit balances in customers' security accounts (see Note A, Exhibit A, Rule 15c3-3	$ 69,424,000	
2. Monies borrowed collateralized by securities carried for the accounts of customers (see Note B)		
3. Monies payable against customers' securities loaned (see Note C)		
4. Customers' securities failed to receive (see Note D)	104,000	
5. Credit balances in firm accounts which are attributable to principal sales to customers		
6. Market value of stock dividends, stock splits and similar distributions receivable outstanding over 30 calendar days		
7. ** Market value of short security count differences over 30 calendar days old		
8. ** Market value of short securities and credits (not to be offset by longs or by debits) in all suspense accounts over 30 calendar days	318,000	
9. Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer during the 40 days		
10. Other (List)		
11. TOTAL CREDITS		$ 69,846,000
DEBIT BALANCES		
12. ** Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Note E, Exhibit A, Rule 15c3-3	$ 104,000	
13. Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver	10,956,000	
14. Failed to deliver of customers' securities not older than 30 calendar days	6,000	
15. Margin required and on deposit with the Options Clearing Corporation for all option contracts written or purchased in customer accounts (see Note F)		
16. Margin related to security futures products written, purchased or sold in customer accounts required and on deposit with a clearing agency or a derivative clearing organization (see note G)		
17. Other (List)		
18. ** Aggregate debit items		$ 11,066,000
19. ** Less 3% (for alternative method only – see Rule 15c3-1(f)(5)(i))		(332,000)
20. ** TOTAL 15c3-3 DEBITS		10,734,000
RESERVE COMPUTATION		
21. Excess of total debits over total credits (line 19 less line 11)		$
22. Excess of total credits over total debits (line 11 less line 19)		59,112,000
23. If computation permitted on a monthly basis, enter 105% of excess of total credits over total debits		
24. Amount held on deposit in "Reserve Bank Account(s)", including value of qualified securities, at end of reporting period		77,000,000
25. Amount of deposit (or withdrawal) including $_____ value of qualified securities		(2,000,000)
26. New amount in Reserve Bank Account(s) after adding deposit or subtracting withdrawal including $_____ value of qualified securities		$ 75,000,000
27. Date of deposit (MMDDYY)		4/04/06

FREQUENCY OF COMPUTATION

28. Daily _____ Weekly X Monthly _____

BROKER OR DEALER	
DAIWA SECURITIES AMERICA INC.	as of 03/31/06

** In the event the Net Capital Requirement is computed under the alternative method, this "Reserve Formula" shall be prepared in accordance with the requirements of paragraph (f) of Rule 15c3-1.

The above computation does not differ materially from the computation included in the Company's FOCUS Form X-17A-5 Part II filed on April 26, 2006.

BROKER OR DEALER
DAIWA SECURITIES AMERICA INC. as of 03/31/06

COMPUTATION FOR DETERMINATION OF PAIB RESERVE REQUIREMENTS FOR BROKER-DEALERS

CREDIT BALANCES

1.	Free credit balances and other credit balances in proprietary accounts of introducing brokers (PAIB)	$ 782,000
2.	Monies borrowed collateralized by securities carried for PAIB	
3.	Monies payable against PAIB securities loaned (see Note 2-PAIB)	
4.	PAIB securities failed to receive	
5.	Credit balances in firm accounts which are attributable to principal sales to PAIB	
6.	Other (List)	
7.	TOTAL PAIB CREDITS	$ 782,000

DEBIT BALANCES

8.	Debit balances in PAIB excluding unsecured accounts and accounts doubtful of collection	$
9.	Securities borrowed to effectuate short sales by PAIB and securities borrowed to make delivery on PAIB securities failed to deliver	
10.	Failed to deliver of PAIB securities not older than 30 calendar days	
11.	Margin required and on deposit with the Options Clearing Corporation for all option contracts written or purchased in PAIB accounts	
12.	Margin relaed to security futures products written, purchased or sold in PAIB accounts required and on deposit with a clearing agency or a derivative clearing organization	
13.	Other (List)	
14.	TOTAL PAIB DEBITS	$

RESERVE COMPUTATION

15.	Excess of total PAIB debits over total PAIB credits (line 14 less 7)	
16.	Excess of total PAIB credits over total PAIB debits (line 7 less line 14)	782,000
17.	Excess debits in customer reserve formula computation	
18.	PAIB Reserve Requirement (line 16 less 17)	782,000
19.	Amount held on deposit in "Reserve Bank Account(s)," including $________ value of qualified securities, at end of reporting period	965,000
20.	Amount of deposit (or withdrawal) including $______ value of qualified securities	70,000
21.	New amount in Reserve Bank Account(s) after adding deposit or subtracting $________ value of qualified securities	$ 1,035,000
22.	Date of deposit (MMDDYY)	04/04/06

FREQUENCY OF COMPUTATION

23. Daily ____________ Weekly ____X______ Monthly __________

The above computation does not differ materially from the computation included in the Company's FOCUS Form X-17A-5 Part II filed on April 26, 2006.

BROKER OR DEALER	
DAIWA SECURITIES AMERICA INC.	as of 03/31/06

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALERS UNDER RULE 15c3-3

EXEMPTIVE PROVISIONS

26. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)
    A. (k) (1) $2,500 capital category as per Rule 15c3-1 .... $ ______
    B. (k) (2) (A)-"Special Account for the Exclusive Benefit of customers" maintained .... ______
    C. (k) (2) (B)-All customer transactions cleared through another broker-dealer on a fully disclosed basis.
    Name of clearing firm ______________ ______
    D. (k) (3)-Exempted by order of the Commission .... ______

Information of Possession or Control Requirements Under Rule 15c3-3

State the market valuation and the number of items of:

1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3. Notes A and B .... $ ______
    A. Number of items .... ______
2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3. Notes B, C and D .... ______
    A. Number of items .... $ ______

3. The system and procedures utilized in complying with the requirement to maintain physical possession or control of customers' fully paid and excess margin securities have been tested and are functioning in a manner adequate to fulfill the requirements of Rule 15c3-3 .... Yes ☑ No ☐

The above computation does not differ materially from the computation included in the Company's FOCUS Form X-17A-5 Part II filed on April 26, 2006.

BROKER OR DEALER
DAIWA SECURITIES AMERICA INC. as of 03/31/06

COMPUTATION OF CFTC MINIMUM NET CAPITAL REQUIREMENT

Net Capital required
A. Risk-Based Requirement

i. Amount of Customer Risk Maintenance Margin requirement	$ 11,091,000		
ii. Enter 8% of line A.i		$ 887,000	
iii. Amount of Non-Customer Risk Maintenance Margin requirement	18,000		
iv. Enter 4% of line A.iii		1,000	
v. Add lines A.ii and A.iv.		888,000	
B. $250,000 Requirement (Enter $250,000)		250,000	
E. Minimum CFTC Net Capital Requirement. Enter the greater of line A.v or B			888,000

The above computation does not differ materially from the computation included in the Company's FOCUS Form X-17A-5 Part II filed on April 26, 2006.

BROKER OR DEALER
DAIWA SECURITIES AMERICA INC. as of 03/31/06

STATEMENT OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS TRADING ON U.S. COMMODITY EXCHANGES

SEGREGATION REQUIREMENTS (Section 4d(2) of the CEAct)		
1. Net ledger balance		
A. Cash		$ (761,000)
B. Securities (at market)		
2. Net unrealized profit (loss) in open futures contracts traded on a contract market		7,710,000
3. Exchange traded options		
A. Add market value of open option contracts purchased on a contract market		
B. Deduct market value of open option contracts granted (sold) on a contract market		( )
4. Net equity (deficit) (add lines 1, 2, and 3)		6,949,000
5. Accounts liquidating to a deficit and accounts with debit balances - gross amount		
Less: amount offset against U.S. Treasury obligations owned by particular customers	( )	
6. Amount required to be segregated (add lines 4 and 5)		$ 6,949,000
FUNDS IN SEGREGATED ACCOUNTS		
7. Deposited in segregated funds bank accounts		
A. Cash		102,000
B. Securities representing investments of customers' funds (at market)		2,900,000
C. Securities held for particular customers or option customers in lieu of cash (at market)		
8. Margins on deposit with clearing organizations of contract markets		
A. Cash		$ 48,000
B. Securities representing investments of customers' funds (at market)		11,300,000
C. Securities held for particular customers or option customers in lieu of cash (at market)		
9. Net settlement from (to) clearing organizations of contract markets		(96,000)
10. Exchange traded options		
A. Value of open long option contracts		
B. Value of open short option contracts		( )
11. Net equities with other FCMs		
A. Net liquidating equity		
B. Securities representing investments of customers' funds (at market)		
C. Securities held for particular customers or option customers in lieu of cash (at market)		
12. Segregated funds on hand (describe: ____________)		
13. Total amount in segregation (add lines 7 through 12)		14,254,000
14. Excess (deficiency) funds in segregation (subtract line 6 from line 13)		$ 7,305,000

The above computation does not differ materially from the computation included in the Company's FOCUS Form X-17A-5 Part II filed on April 26, 2006.

BROKER OR DEALER	
DAIWA SECURITIES AMERICA INC.	as of 03/31/06

STATEMENT OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' DEALER OPTION ACCOUNTS

1. Amount required to be segregated in accordance with Commission regulation 32.6		$
2. Funds in segregated accounts		
A. Cash	$	
B. Securities (at market)		
C. Total		
3. Excess (deficiency) funds in segregation (subtract line 2.C from line 1)		$

The above computation does not differ materially from the computation included in the Company's FOCUS Form X-17A-5 Part II filed on April 26, 2006.

BROKER OR DEALER
DAIWA SECURITIES AMERICA INC. as of 03/31/06

STATEMENT OF SECURED AMOUNTS AND FUNDS HELD IN SEPARATE ACCOUNTS FOR FOREIGN FUTURES AND FOREIGN OPTIONS CUSTOMERS PURSUANT TO COMMISSION REGULATION 30.7

FOREIGN FUTURES AND FOREIGN OPTIONS SECURED AMOUNTS – SUMMARY

I. Check the appropriate box to identify the amount shown on line 1, below

[ ] Secured amounts in only U.S. – domiciled customers' accounts

[ ] Secured amounts in U.S. and foreign – domiciled customers' accounts

[X] Net liquidating equities in all accounts of customers trading on foreign boards of trade

[ ] Amount required to be set aside pursuant to law, rule or regulation of a foreign government or a rule of a self-regulatory organization authorized thereunder.

II. Has the FCM changed the method of calculating the amount to be set aside in separate accounts since the last financial report it filed?

[ ] Yes — If yes, explain the change below

[X] No

1. Amount to be set aside in separate section 30.7 accounts	$	24,579,000
2. Total funds in separate section 30.7 accounts (page T10-4, line 8)		30,948,000
3. Excess (deficiency) – (subtract line 1 from line 2)	$	6,369,000

The above computation does not differ materially from the computation included in the Company's FOCUS Form X-17A-5 Part II filed on April 26, 2006.

BROKER OR DEALER
DAIWA SECURITIES AMERICA INC. as of 03/31/06

STATEMENT OF SECURED AMOUNTS AND FUNDS HELD IN SEPARATE ACCOUNTS FOR FOREIGN FUTURES AND FOREIGN OPTIONS CUSTOMERS PURSUANT TO COMMISSION REGULATION 30.7

FUNDS DEPOSITED IN SEPARATE REGULATION 30.7 ACCOUNTS

1. Cash in banks		
A. Banks located in the United States	$ 532,000	
B. Other banks designated by the Commission Name(s): **CITIBANK TOKYO**		$ 532,000
2. Securities		
A. In safekeeping with banks located in the United States	$ 20,400,000	
B. In safekeeping with other banks designated by the Commission Name(s):		20,400,000
3. Equities with registered futures commission merchants		
A. Cash	$ 466,000	
B. Securities		
C. Unrealized gain (loss) on open futures contracts		
D. Value of long option contracts		
E. Value of short option contracts	( )	466,000
4. Amounts held by clearing organizations of foreign boards of trade Name(s):		
A. Cash	$	
B. Securities		
C. Amount due to (from) clearing organizations – daily variation		
D. Value of long option contracts		
E. Value of short option contracts		
5. Amounts held by members of foreign boards of trade Name(s):		
A. Cash	$ 11,384,000	
B. Securities		
C. Unrealized gain (loss) on open futures contracts	(1,841,000)	
D. Value of long option contracts	33,000	
E. Value of short option contracts	(26,000)	9,550,000
6. Amounts with other depositories designated by a foreign board of trade Name(s):		
7. Segregated funds on hand (describe:)		
8. Total funds in separate section 30.7 accounts (to page T10-3 line 2)		$ 30,948,000

The above computation does not differ materially from the computation included in the Company's FOCUS Form X-17A-5 Part II filed on April 26, 2006.

KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report on Internal Control Pursuant to SEC Rule 17a-5 and CFTC Regulation 1.16

The Stockholder of
Daiwa Securities America Inc.:

In planning and performing our audit of the statement of financial condition of Daiwa Securities America Inc. (a New York corporation and a wholly owned subsidiary of Daiwa America Corporation) (the Company), as of March 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC) and Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) and Regulation 1.16, in the following:

1. Making the periodic computations of aggregate debits and net capital under rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System;

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3;

5. Making the periodic computations of minimum financial requirements pursuant to Regulation 1.17;

6. Making the daily computations of the segregation requirements of section 4d(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations; and

7. Making the daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16 list additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that misstatement caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC and the CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934 and related regulations and the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2006, to meet the SEC's and the CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, the New York Stock Exchange Inc., the National Futures Association, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and Regulation 1.16 of the CFTC in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

May 23, 2006